UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-13436

CUSIP NUMBER: 87951v206

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form NSAR ☐ Form N-CSR

For Period Ended: November 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Teletouch Communications, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

5718 Airport Freeway

Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76117

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2012 (the “Quarterly Report”) cannot be filed within the prescribed time period because the Registrant requires additional time to finalize the Quarterly Report and the financial statements included therein. As previously disclosed, the Registrant has been engaged and is currently in the process of renegotiating the terms of its debt facility and, therefore, the Registrant was unable to complete the Quarterly Report without unreasonable effort or expense. The Registrant and independent accountants are working to complete the Quarterly Report as expeditiously as possible. The Registrant expects that the Quarterly Report that is subject hereof will be filed within the 5-day time frame allowed by the extension.

PART IV

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Douglas E. Sloan	800	232-3888
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change in Registrant’s Results from Operations

The Registrant’s preliminary summary operating results for the fiscal quarter ended November 30, 2012 are as follows:

	November 30,		2012 vs 2011
(dollars in thousands)	2012	2011	$ Change	% Change

Three Months Ended
Operating results
Service revenue	$3,411	$3,853	$(442)	-11%
Product sales revenue	1,592	2,422	(830)	-34%
Total operating revenues	5,003	6,275	(1,272)	-20%
Cost of service (exclusive of depreciation and amortization)	671	941	(270)	-29%
Cost of products sold	1,675	2,395	(720)	-30%
Other operating expenses	2,717	4,499	(1,782)	-40%
Gain on settlement with AT&T	(119)	(10,000)	9,881	-99%
Operating income from continuing opertaions	$59	$8,440	$(8,381)	-99%

Net income (loss) from continuing opertaions	$(376)	$7,817	$(8,193)	-105%

Six Months Ended
Operating results
Service revenue	$7,134	$7,979	$(845)	-11%
Product sales revenue	3,089	5,782	(2,693)	-47%
Total operating revenues	10,223	13,761	(3,538)	-26%
Cost of service (exclusive of depreciation and amortization)	1,340	1,945	(605)	-31%
Cost of products sold	3,154	5,767	(2,613)	-45%
Other operating expenses	5,572	7,763	(2,191)	-28%
Gain on settlement with AT&T	(277)	(10,000)	9,723	-97%
Operating income from continuing operations	$434	$8,286	$(7,852)	-95%

Net income (loss) from continuing operations	$(487)	$7,102	$(7,589)	-107%

The decrease in net income from continuing operations for the three and six months ended November 30, 2012 compared to the same periods in the prior fiscal year is primarily due to the significant gain and related expenses recorded by the Registrant in November 2011 upon the completion of its previously disclosed litigation against New Cingular Wireless PCS, LLC and AT&T Mobility Texas LLC (collectively, “AT&T”). In November 2011, the Registrant recorded a $10,000,000 gain offset by approximately $1,400,000 in other operating expense related to management bonuses awarded by the Registrant’s Board of Directors in conjunction with this settlement. No similar transactions occurred during the three or six months ended November 30, 2012. The decline in total operating revenues is due to continued losses of cellular subscribers and lower revenues in the Registrant’s wholesale distribution business. The impact of lower revenues was substantially offset by lower operating expenses realized from closing four of the Registrant’s retail stores in June 2012, lower legal fees following the conclusion of the AT&T litigation and intentional reductions in marketing expenditures as compared to the prior year.

Teletouch Communications, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 15, 2013	By:	/s/ Douglas E. Sloan
Name: Douglas E. Sloan
Title: Chief Financial Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).